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SEC FILE NUMBER
8-6936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Quantitative Brokers, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

285 Madison Ave, Suite 1700
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Allen	646-293-1818	jallen@quantitativebrokers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake Street, STE 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Allen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Quantitative Brokers, LLC_____, as of __12/31_____, 2 _024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMIR HELMY
Notary Public, State of New Jersey
Commission # 2415062
My Commission Expires 11/29/2026

Signature: _____

Title: _____
CFO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2024

Quantitative Brokers, LLC and Subsidiaries

CONTENTS

Quantitative Brokers, LLC and Subsidiaries

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2024

Assets

Cash	$	1,850,200
Accounts receivable		2,679,342
Furniture and equipment, net		570,211
Right of use Asset		2,471,284
Security Deposits		270,937
Investments		6,500,000
Prepaid Expenses & Other assets		807,559
Total assets	$	15,149,533

Liabilities and members' equity

Liabilities

Current Liabilities

Accounts payable	$	196,277
Lease liability		311,068
Taxes payable		101,522
Accrued expenses and other liabilities (including Accrued Compensation)		4,815,209
Total Current Liabilities		5,424,076

Long Term Liabilities

Subordinated Borrowings	$	4,938,866
Lease liability		2,256,483
Total Long Term Liabilities		7,195,349
Total Liabilities		12,619,425

Members' equity

Members' equity		2,530,108
Total members' equity		2,530,108
Total liabilities and members' equity	$	15,149,533

See accompanying notes to financial statements.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

---

1. Nature of operations and summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of "Quantitative Brokers, LLC" and its wholly owned subsidiaries, "Quantitative Brokers UK Limited" ("QB UK") and "Quantitative Brokers Software India Private Limited" ("QB India") and Quantitative Brokers Australia Pty Ltd. ("QB Australia") and Quantitative Brokers Singapore PTE. Ltd ("QB Singapore"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

Quantitative Brokers, LLC (the "Company") was formed as a limited liability company under the laws of the State of Delaware. Effective February 25, 2010, the Company was registered with the Commodity Futures Trading Commission ("CFTC") and became a member of the National Futures Association ("NFA"). On December 1, 2014, Quantitative Brokers LLC became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The principal operations of the Company are located in New York City. The Company conducts business as an Introducing Broker ("IB"). The Company does not clear any transactions nor accept any money or property to margin or secure any trades or contracts that result or may result there from. The Company conducts algorithmic trade execution for the accounts of institutional customers who are involved in fixed income and commodity futures, as well as US and European government securities transactions. The Company's customers are located primarily in North America, the United Kingdom, Europe and Asia Pacific. The Company is majority owned by Deutsche Boerse Systems Inc.

Quantitative Brokers UK Limited, is based in the United Kingdom as a Sales/support office for non-US clients.

Quantitative Brokers Software India Private Limited, is based in India as a Development office.

Quantitative Brokers Australia Pty Ltd, is based in Australia as a Sales/support office for non-US clients.

Quantitative Brokers Singapore PTE. Ltd is based in Singapore as a Sales/support office for non-US clients but doesn't have any activity yet.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

Income Taxes

The Company does not record a provision for Federal and State income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for Federal and State income tax purposes.

The Company records a provision for New York City Unincorporated Business Tax. The financial statements include a provision of $0 for 2024.

The Company's wholly owned subsidiaries are subject to local corporate income tax. A total provision of approximately $101,522 is reflected on the Consolidated Statement of Operations.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending partners' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2024. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2020.

Revenue Recognition

Revenue from contracts with customers is composed of execution services. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in reimbursed expenses.

The Company sometimes receives amounts in advance of the execution services. At December 31, 2024, there was an advance of $250,000 to the Company. This amount is included in accrued expenses and other liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Quantitative Brokers, LLC and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $45,000 or $6^{2/3}$ % of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

The Company is also subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act. Because the Company has greater than $1,000,000 in adjusted net capital, under these provisions, the Company is required to maintain minimum net capital as defined of the higher of $45,000 or the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

As of December 31, 2024, the Company had net capital of $6,318,015, which was $6,164,666 in excess of its required net capital of $153,349. The Company's net capital ratio was .36 to 1.

Quantitative Brokers, LLC's consolidated subsidiary, QB UK, has total assets of $747,650 and member's equity of $209,561. Assets after consolidation are $125,327 (total assets of QB UK less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB India, has total assets of $1,050,076 and member's equity of $696,545. Assets after consolidation are $190,617 (total assets of QB India less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB Australia, has total assets of $332,481 and member's equity of $146,134. Assets after consolidation are $77,024 (total assets of QB Australia less the intercompany receivable from Quantitative Brokers, LLC).

Quantitative Brokers, LLC's consolidated subsidiary, QB Singapore doesn't have any activity yet.

The accounts of Quantitative Brokers, LLC's consolidated subsidiaries are not included in Quantitative Brokers, LLC's computation of net capital as the assets of the consolidated subsidiaries are not readily available for protection of Quantitative Brokers, LLC's counterparties and other creditors, and the liabilities of the consolidated subsidiaries are not guaranteed by Quantitative Brokers, LLC.

3. Operating Leases

Right of Use Assets

Operating lease right of use assets are stated at cost less accumulated depreciation, amortization and impairment. The Company has one operating lease for offices in the US with an imputed annual interest rate of 4.64%. The terms of the lease are 60 months commencing on October 1, 2024, and ending on September 30, 2030.

The lease requires the company to maintain a security deposit of approximately $227,000.

The Company has an operating lease for offices in London UK with an imputed annual interest rate of 3%. The term of the lease is 12 months commencing on January 1, 2025, and ending on December 31, 2025.

The lease requires the company to maintain a security deposit of approximately $23,000.

The Company has an operating lease for offices in Chennai India with an imputed annual interest rate of 7.34%. The term of the lease is 60 months commencing on May 15, 2023, and ending on May 14, 2028.

The lease requires the company to maintain a security deposit of approximately $12,000.

The Company recorded a right-of-use asset of approximately $2,471,284 and a corresponding lease liability of approximately $2,567,551 on the Company's consolidated statement of financial condition.

Short term leases

The Company also leases offices in Sydney Australia under a non-cancelable operating lease expiring on June 30, 2025. The lease calls for minimum lease payments based on operating expenses.

The future minimum lease payments under this operating lease as of December 31, 2024, are approximately $20,305.

The lease requires the company to maintain a security deposit of approximately $7,000.

Total rental expense charged to operations for the year ended December 31, 2024, was approximately $737,000.

4. Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

Furniture and equipment at December 31, 2024 consists of following:

Computer Equipment	$1,411,976
Furniture	$212,042
Software	$901,349
	$2,525,367
Less Accumulated Depreciation	($1,955,155)
Net Fixed Assets	$570,211

Depreciation expense for the year ended December 31, 2024 was approximately $155,000.

5. Commitments, Contingencies and Guarantees

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

The Company has issued no guarantees effective at December 31, 2024 or during the year then ended.

6. Off balance sheet risk and concentration of credit

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. As of December 31, 2024, the amount of cash held in US financial institutions in excess of federally insurance limits was approximately $1,543,000.

7. 401(k) Plan

The Company provides a qualified 401(k) plan covering substantially all full-time employees who have met certain age and length of service requirements. Eligible employees may elect to contribute a percentage of their salary up to a specified maximum. The Company recorded voluntary contributions for 2024 of approximately $145,000.

8. Subordinated Borrowings

On April 22, 2022, the Company entered into a subordinated loan agreement with its Member Deutsche Boerse Systems, Inc in the amount of $2,500,000 bearing an interest rate of 6.5% per annum. The original maturity of April 22, 2025, has been extended to April 22, 2028. As of April 22, 2024, the interest rate has been changed to 8.0% per annum. This agreement is recorded as subordinated borrowings on the consolidated statement of financial condition. Interest is paid annually with the principal amount due at maturity.

On January 11, 2023, the Company entered into a subordinated loan agreement with its Member Deutsche Boerse Systems Inc in the amount of $5,000,000 bearing an interest rate of 10%. The original maturity of January 11, 2026, has been extended to January 11, 2029. This agreement is recorded as subordinated borrowings on the consolidated statement of financial condition. Interest is added back as additional subordinated borrowings with the principal amount and the interest due at maturity.

FINRA has approved the Company's subordinated borrowings. Pursuant to this approval, the amount is allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company made voluntary repayments totaling $3,500,000 in 2024.

9. Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. Single Reportable Segment

The Company is engaged in a single line of business as an introducing broker. The Company has identified it's Chief Executive Officer as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, which as whether to reinvest profits or repay subordinated loans or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

11. Fair Value Measurement

The fair value guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value guidance requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value guidance also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as certain U.S. Treasury securities that are traded by dealers or brokers in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities
- Level 3 – Valuation is determined using model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

As of December 31, 2024, the Company had an investment in a bank money market fund with a fair value amount of $6,500,000 based on a Level 1 valuation.